Exhibit (a)(1)(e)

FORM OF

PROMISE TO MAKE CASH PAYMENT

TO

In exchange for your agreement to cancel your outstanding stock options to purchase shares of The Gap, Inc. (“Gap Inc.”) common stock as indicated by your election form, Gap Inc. hereby promises to pay you a cash payment for each of your Category 1 and Category 2 exchanged options as described herein.

Any cash payment owed to you for exchanged options that were vested at the time the offer expired will be paid to you, less any applicable tax withholdings, promptly after the expiration of the offer and this payment will not be subject to any vesting conditions or otherwise be subject to forfeiture. Any cash payment owed to you for exchanged options that were not vested at the time the offer expired will be paid to you, less any applicable tax withholdings, over the remaining vesting schedule of the exchanged option, should you remain an employee on each relevant vesting date. You will receive the payment promptly following the vest date.

The exchanged options for which you may receive a cash payment belong to one of the following two categories:

•	“Category 1” Options are those eligible options with an original grant date fair market value that is equal to or less than the fair market value on the offer expiration date;

•	“Category 2” Options are those eligible options with an original grant date fair market value that is greater than the fair market value on the offer expiration date and an exercise price that is less than the fair market value on the offer expiration date;

Your cash payments, if any will be determined as follows:

Option Category	Summary of Cash Payment

Category 1

1.      For any vested options, you will receive a cash payment promptly after the offer expiration date based on the difference between the original grant date fair market value and the original exercise price.

2.      For any unvested options, you will receive cash payments promptly after future vesting dates based on the difference between the original grant date fair market value and the original exercise price or, if lower, the difference between the fair market value on the future vesting date and the original exercise price.

Category 2

1.      For any vested options, you will receive a cash payment promptly after the offer expiration date based on the difference between the fair market value on the offer expiration date and the original exercise price.

2.      For any unvested options, you will receive cash payments promptly after future vesting dates based on the difference between the fair market value on the offer expiration date and the original exercise price or, if lower, the difference between the fair market value on the future vesting date and the original exercise price.

Please note that if you are not employed by Gap Inc. on a date when you are supposed to receive a cash payment, you will not receive any payment that would have been made on that date.

This Promise is subject to the terms and conditions of the offer as set forth in: (1) the Offer to Exchange Certain Outstanding Options for New Options and Cash Payments; (2) the letter from Ken Kennedy, dated November 23, 2005; (3) the election form; and (4) the withdrawal form (collectively, the Exchange Offer Documents), all of which are incorporated herein by reference. This Promise and the Exchange Offer Documents reflect the entire agreement between you and Gap Inc. with respect to this transaction. This Promise may be amended only by means of a writing signed by you and an authorized officer of Gap Inc.

THE GAP, INC.

By:

Date:

Title: